FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT INVESTOR CONFERENCE

TORONTO, September 5, 2019 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present at the following upcoming investor conference:

H.C. Wainwright 21st Annual Global Investment Conference
Presenter: Dr. Bob Uger, Chief Scientific Officer and Interim President
Date and Time: September 10, 2019 at 4:40 p.m. ET
Location: Lotte New York Palace Hotel, New York City

A live audio webcast of the H.C. Wainwright 21st Annual Global Investment Conference presentation will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Contact and Investor Relations:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com